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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                ---------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                          (Amendment No.___________)(1)



                                STONERIDGE, INC.
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                  86183 P 10 2
                                 (CUSIP Number)


                                ---------------

------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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  CUSIP NO. 86183 P 10 2                                 13G                             Page  2  of  5  Pages
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
1.             NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)          Jeffrey P. Draime
-------------- -----------------------------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [ ]
                                                                                         (b) [ ]
-------------- -----------------------------------------------------------------------------------------------------
3.             SEC USE ONLY
-------------- -----------------------------------------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.A.
--------------------------- ---- -----------------------------------------------------------------------------------
        NUMBER OF           5.   SOLE VOTING POWER             1,431,326
          SHARES            ---- -----------------------------------------------------------------------------------
       BENEFICIALLY         6.   SHARED VOTING POWER              -0-
         OWNED BY           ---- -----------------------------------------------------------------------------------
           EACH             7.   SOLE DISPOSITIVE POWER        1,431,326
        REPORTING           ---- -----------------------------------------------------------------------------------
       PERSON WITH          8.   SHARED DISPOSITIVE POWER         -0-
-------------- -----------------------------------------------------------------------------------------------------
 9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                    1,431,326
-------------- -----------------------------------------------------------------------------------------------------
10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                                               [ ]
-------------- -----------------------------------------------------------------------------------------------------
11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         6.4%
-------------- -----------------------------------------------------------------------------------------------------
12.            TYPE OF REPORTING PERSON*        IN
-------------- -----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).        NAME OF ISSUER:

                  Stoneridge, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  9400 East Market Street, Warren, Ohio 44484

ITEM 2(a).        NAME OF PERSON FILING:

                  Jeffrey P. Draime

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  8700 East Market Street, Warren, Ohio 44484

ITEM 2(c).        CITIZENSHIP:

                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Shares, without par value ("Common Shares")

ITEM 2(e).        CUSIP NUMBER:

                  86183 P 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4. OWNERSHIP.

        (a)       Amount beneficially owned:

                  As of December 31, 1997, Jeffrey P. Draime beneficially owned 1,431,326 Common Shares, including 886,114 Common Shares held in trust for the benefit of Jeffrey P. Draime of which Jeffrey
                  P. Draime is trustee, and 545,212 Common shares held in trusts for the benefit of Scott N. Draime's children of which Jeffrey
                  P. Draime is trustee.

         (b)      Percent of class:

                  6.4%



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(c) Number of shares as to which such person has:

       (i)      Sole power to vote or to direct the vote:
                     1,431,326 Common Shares

       (ii)     Shared power to vote or to direct the vote:
                     -0-

       (iii)    Sole power to dispose or to direct the
                disposition of:
                     1,431,326 Common Shares

       (iv) Shared power to dispose or to direct the disposition of:
                     -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        February 10, 1998
                                        ----------------------------------------
                                        (Date)


                                            /s/ JEFFREY P. DRAIME
                                        ----------------------------------------
                                        (Signature)


                                        Jeffrey P. Draime
                                        ----------------------------------------
                                        (Name/Title)